SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

19 April 2013

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 3 ON THE AGENDA:

(To resolve on the proposal for application of profits and distribution of reserves)

Whereas:

A)           The net profit of the financial year ending on 31 December 2012 amounted to 230,495,402.78  Euros;

B)           As at 31 December 2012, the amount existing on the retained earnings account is of 2,553,426,828.85 Euros, of which 1,128,660,097.39 Euros are reserves distributable to the shareholders under the law;

C)           On 27 June 2012, PT announced that the Board of Directors approved, for the financial years of 2012 to 2014, a shareholder remuneration policy which comprised the payment in cash of a 0.325 Euros per share annual dividend and a share buyback programme of 200 million Euros for the three-year period, equivalent to an additional 0.225 Euros per share, subject to market conditions, to PT’s financial condition, to legal limitations on the distribution of assets to the shareholders, as well as to approval by the General Meeting of Shareholders (apart from other factors deemed relevant by the Board of Directors from time to time);

We propose that it be resolved:

1)             That, considering the net profit of 230,495,402.78 Euros, accrued of an amount of 60,871,159.72  Euros from the retained earnings account, the total amount of 291,366,562.50 Euros is paid to the Shareholders, which corresponds to 0.325 Euros per share in respect of the total number of issued shares;

2)             Taking into account the proposal set out in item 7 on the agenda, and since it will not be possible to accurately determine the number of own shares that will be in treasury on the date of the above mentioned payment without limiting the Company’s intervention ability, that, in the distribution of the overall sum of 291,366,562.50 Euros as provided for in the foregoing paragraph, calculated on the basis of an unit amount per issued share (in this case, 0.325 Euros per share), the following is observed:

a)                      Each issued share be paid the unit amount of 0.325 Euros;

b)                      The amount corresponding to the shares that, on the payment day of the above mentioned amount, belong to the Company itself (calculated on the basis of said unit amount of 0.325 Euros per issued share) not be paid, but transferred to retained earnings;

3)             That, considering the right to the above mentioned payment pertaining to the shares resulting from the exercise of the conversion right of convertible bonds issued:

a)                      To each share entitled to dividend resulting from the conversion of convertible bonds is paid said unit amount of 0.325 Euros;

b)                      The payment to each share resulting from the conversion of convertible bonds is made by using retained earnings.

Lisbon, 14 March 2013

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.